SO
3-11-02



02007597

SECURITIE[S AND EXCHANGE COMM]ISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
352
SECTION

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19
3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CBNY INVESTMENT SERVICES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 21st Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Linton, First Vice President and Financial Operations Principal — (212) 457-8630
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/21/02
SS

AFFIRMATION

I, Donald J. Linton, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CBNY Investment Services Corp. (the "Corporation") for the year ended December 31, 2001, are true and correct. I further affirm that neither the Corporation nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



Donald J. Linton　　Date
First Vice President and
Financial Operations Principal

Subscribed and sworn to before me
this 27 day of February, 2002



Notary Public

CBNY INVESTMENT SERVICES CORP.
(S.E.C. I.D. NO. 8-52671)


SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
352
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities and Exchange Act of 1934
as a PUBLIC DOCUMENT

CBNY INVESTMENT SERVICES CORP.

TABLE OF CONTENTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


SEC MAIL
RECEIVED
MAR 04 2002
352
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
CBNY Investment Services Corp.

We have audited the accompanying statement of financial condition of CBNY Investment Services Corp. (the "Corporation") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CBNY Investment Services Corp. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

CBNY INVESTMENT SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 7,882,263
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	1,675,000
DUE FROM CUSTOMERS	988,647
SECURITIES OWNED	216,924
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET	1,548,655
PREPAID EXPENSES	130,445
ACCOUNTS RECEIVABLE	810,967
ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS	576,029
TOTAL ASSETS	$ 13,828,930

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Due to clearing organizations	$ 1,229,628
Due to customers	888,707
Accounts payable	880,189
Due to brokers and dealers	308,918
Accrued expenses and other liabilities	555,617
Total liabilities	3,863,059
SHAREHOLDERS' EQUITY:	
Common stock, $1 par value (5,000,000 shares authorized, 1,060,000 shares issued and outstanding)	1,060,000
Additional paid-in capital	10,858,152
Accumulated deficit	(1,952,281)
Total shareholders' equity	9,965,871
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,828,930

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

CBNY Investment Services Corp. (the "Corporation") (formerly a development stage company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Corporation was incorporated on April 14, 2000, is a New York Corporation and, until November 9, 2001, was a wholly-owned subsidiary of Commercial Bank of New York ("CBNY" or the "Parent").

On January 8, 2001, the Corporation received regulatory approval from the NASD and the SEC to commence planned principal business activities of providing various investment services to both customers of CBNY and new customers of the Corporation.

On February 13, 2001, the Board of Directors of CBNY approved a merger agreement with North Fork Bancorporation, Inc. ("North Fork") pursuant to which North Fork agreed to acquire CBNY and certain of its subsidiaries for $32.00 per share in cash (the "Merger Transaction"). In connection with the Merger Transaction, the Corporation distributed to the shareholders of CBNY, in a rights offering, rights to purchase shares of the common stock of the Corporation.

The Merger Transaction and the rights offering were completed on November 9, 2001. In connection with the rights offering, the Company issued 1,060,000 shares of common stock, par value $1.00 per share, at an exercise price of $10.00 per share, receiving gross proceeds of $10.6 million. On that same date, the Corporation used approximately $5 million of the proceeds from the rights offering to repurchase all of the 10 shares of common stock of the Corporation held by CBNY and, accordingly, ceased to be a wholly-owned subsidiary of CBNY and was no longer accounted for as a development stage enterprise in accordance with Statement of Financial Standards No. 7, *Accounting and Reporting by Development Stage Enterprises*.

The shared services and expense agreement between CBNY and the Corporation referred to in Note 3 below was terminated effective November 9, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies and practices of the Corporation conform with accounting principles generally accepted in the United States of America and general practices within the industry. The following is a description of the more significant of those policies and practices.

Cash and Cash Equivalents - The Corporation has defined cash and cash equivalents as highly liquid investments, with original maturities of less than six months.

Securities Owned - Securities owned consist of trading securities temporarily held pending sale to customers. These securities are recorded on a trade date basis, and are recorded at fair value.

Use of Estimates in the Preparation of the Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Impact of New Accounting Standards - In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Corporation adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position of the Corporation because the Corporation does not have derivative activity.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which replaces SFAS No. 125. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Corporation adopted the provisions of SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral, and adopted SFAS No. 140 during the second quarter of 2001 for transfers and servicing of financial assets and extinguishments of liabilities. The impact of adopting SFAS No. 140 was not material.

On June 29, 2001, the FASB voted to approve two new statements which were issued in July 2001: SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 will require business combinations entered into after June 30, 2001 to be accounted for using the purchase method of accounting. Specifically identifiable intangible assets acquired, other than goodwill, will be amortized over their estimated useful economic life. SFAS No. 142 will require that goodwill will not be amortized, but should be tested for impairment at least annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Corporation does not expect the adoption of these statements to have a material effect on its financial position.

3. RELATED PARTY TRANSACTIONS

On April 26, 2001, CBNY made a capital contribution in the amount of $4,000,000 to the Corporation. Additionally, during the period from January 1, 2001 through November 8, 2001, CBNY incurred expenses directly associated with the Corporation and has allocated certain other expenses (see footnote 2), including the associated income tax benefit, on behalf of the Corporation in the amount of $1,333,015. Such expenses will be not reimbursed by the Corporation and are considered contributed capital.

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements at December 31, 2001 follows:

Leasehold improvements	$ 786,536
Computer and equipment	749,814
Furniture and fixtures	65,467
	1,601,817
Less accumulated depreciation and amortization	53,162
Property, equipment and leasehold improvements - net	$ 1,548,655

5. INCOME TAXES

The effective tax rate differs from the statutory rate primarily due to the valuation allowance created to offset the deferred tax assets attributable to the Corporation's federal net operating losses from November 9, 2001 and state and local net operating loss carryforwards and start-up costs. At December 31, 2001, such deferred tax assets are approximately as follows:

Deferred tax assets	$ 641,047
Valuation allowance	(641,047)
Net deferred tax assets	$ -

6. COMMITMENTS AND CONTINGENCIES

The Corporation executed a five-year remote processing agreement with SunGard Financial Systems, Inc. ("SunGard") on December 6, 2000, whereby SunGard will provide on-line processing and report services to the Corporation. In connection with the SunGard agreement, the Corporation executed a binding agreement on February 6, 2001 with Herzog, Heine and Geduld, Inc. ("HHG") to establish an omnibus clearing facility enabling HHG to provide certain securities clearing and execution services to the Corporation's customers.

On February 7, 2001, the Corporation entered into a one-year shared services and expense agreement with CBNY for the use of office space at CBNY's corporate headquarters and a proportionate share of the compensation of all employees designated as joint employees of CBNY and the Corporation. The terms of the agreement commenced in May 2001 and terminated with the completion of the Merger Transaction.

As a securities broker-dealer, the Corporation engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Corporation's exposure to off-balance sheet credit risk may occur in the event a customer, clearing agent, or counterparty does not fulfill its obligation arising from a transaction.

The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to nonperformance by its customers. The Corporation will seek to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation intends to monitor its customer activity by reviewing information it receives from its clearing broker on a daily basis.

Leases - The Corporation is obligated under a noncancelable lease agreement through November 2011 with Mutual of America Life Insurance Company for its office space.

Year Ending December 31,	
2002	$ 1,029,282
2003	1,029,282
2004	1,029,282
2005	1,029,282
2006 and thereafter	6,359,075
	$10,476,203

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the twelve months after commencing business as a broker-dealer, and 15 to 1 thereafter (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Corporation had net capital of $6,516,211, which was $6,266,211 in excess of its required net capital of $250,000. The Corporation's net capital ratio was 0.13 to 1.

8. STOCK OPTION PLAN

In May 2001, the Board of Directors of the Corporation approved and adopted the CBNY Investment Services Corp. Stock Option Plan (the "Plan"). Options can be granted under the Plan representing 500,000 shares of common stock. At December 31, 2001, no options have been granted under the Plan.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Corporation are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The estimated fair values of these financial instruments at December 31, 2001, are as follows:

Cash and Cash Equivalents – The carrying amounts of cash and cash equivalents approximate fair value.

Securities Owned – Securities owned are recorded at estimated fair value based on market quotes if available or management estimates of fair value based on comparable investments.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

CBNY Investment Services Corp.
320 Park Avenue, 21st Floor
New York, New York 10022

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of CBNY Investment Services Corp. (the "Corporation") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Corporation's internal control:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Corporation, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Corporation.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the financial statements of the Corporation for the year ended December 31, 2001, and this report does not affect our report thereon dated February 22, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effects, if any, of the condition indicated in the preceding paragraph, the Corporation's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP